FORM 3

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of
                 1934, Section 17(a) of the Public Utility
             Holding Company Act of 1935 or Section 30(f) of
                    the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Archbold,      Michael           G.
     (Last)         (First)        (Middle)


     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
          (Street)

     New York,      New York       10011
     (City)         (State)        (Zip)

2.   Date of Event Re-
     quiring Statement
     (Month/Day/Year)
          6/9/99

3.   IRS Identification
     Number of Reporting Person, if an Entity
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc.                              Symbol = BKS

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)


     _____ Director                _____ 10% Owner

       X   Officer  (give          _____ Other (specify
     -----          title below)                     below)

               Vice President and Treasurer
               ----------------------------

6.   If Amendment, Date of Original

     (Month/Day/Year)

7.   Individual or Joint/Group Filing (check applicable line)

   X      Form filed by One Reporting Person
  ---
  ---     Form filed by more than One Reporting Person

                                      Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Beneficial Ownership
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)                    (Instr. 5)

Common Stock                       600                                D
Common Stock                       100                                I                             By Son
Common Stock                       100                                I                             By Son
Common Stock                       100                                I                             By Daughter

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                           ____________________      (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                                                    ------------------------   Exercise Price    ect (D) or In    Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     Direct (I)       Ownership
                           cisable     Date          Title     of Shares       Security          (Instr. 5)       (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------


Stock Option (Right
  to Buy)(1)                  (2)       5/30/06    Common Stock  2,000          $17.4375            D
Stock Option (Right
  to Buy)(1)                  (3)       4/3/07     Common Stock  4,656          $17.2250            D
Stock Option (Right
  to Buy)(1)                  (4)       3/2/08     Common Stock  2,578          $34.7500            D
Stock Option (Right
  to Buy)(1)                  (5)       3/9/09     Common Stock  10,000         $26.0000            D


Explanation of Responses

(1)  Granted Under Barnes & Noble, Inc. 1996 Incentive Plan in transaction exempt under Rule 16b-3.
(2)  One-third of these options became exercisable on May 31 of each of the years 1997 through 1999.
(3)  One-fourth of these options became exercisable on April 4 of each of the years 1998 and 1999.  One-fourth of these options become exercisable on April 4 of each of the years 2000 and 2001.
(4)  One-fourth of these options became exercisable on March 3, 1999.  One-fourth of these options become exercisable on March 3 of each of the years 2000 through 2002.
(5)  One-fourth of these options become exercisable on March 9 of each of the years 2000 through 2003.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                /s/ Michael G. Archbold       June 21, 1999
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ---------------------------    -------------
                                                                           **Signature of Reporting Person          Date
                                                                                Michael G. Archbold

Note: File three copies of this form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.
                                                                                                                            Page 2
                                                     (Print or Type Responses)